Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 13, 2022

The Extraordinary General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on December 13, 2022 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.      To approve the re-election of Ms. Yael Margolin and Mr. Adi Raviv as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and their compensation.

2.      To approve an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders.

3.      To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

4.      To approve compensation to directors serving as chairpersons of committees of the Board of Directors.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on November 9, 2022 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company›s website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel
November 10, 2022

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

PROXY STATEMENT

FOR EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 13, 2022

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at an Extraordinary Meeting of Shareholders (the “Extraordinary Meeting”), to be held on December 13, 2022, at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the Extraordinary Meeting to adopt the following proposals or to consider the following items:

1.      To approve the re-election of Ms. Yael Margolin and Mr. Adi Raviv as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and their compensation.

2.      To approve an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders.

3.      To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

4.      To approve compensation to directors serving as chairpersons of committees of the Board of Directors.

The Company is currently unaware of any other matters that may be raised at the Extraordinary Meeting. Should any other matters be properly raised at the Extraordinary Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on November 9, 2022 (the “Record Date”), shall be entitled to receive notice of and to vote at the Extraordinary Meeting. At the close of business on the Record Date, the Company had outstanding 18,855,770 ADSs (representing 754,230,784 Ordinary Shares), each of which is entitled to one vote on each of the matters to be presented at the Extraordinary Meeting.

Proxies

A form of proxy card for use at the Extraordinary Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Extraordinary Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Extraordinary Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote their Ordinary Shares either in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended, and may do so through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on December 11, 2022 at 4:00 p.m. Israel time.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Extraordinary Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about November 11, 2022. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999, or the Companies Law.

Quorum and Voting

The quorum required for the Extraordinary Meeting consists of at least one or more shareholders who are present at the Extraordinary Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company, and such presence at the Extraordinary Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Extraordinary Meeting will be adjourned to one week from that day, at the same time and place, i.e. on December 20, 2022, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposal 1 requires the affirmative vote of at least a majority of the voting power represented at the Extraordinary Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Extraordinary Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder), participating in the voting at the Extraordinary Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 2 requires the affirmative vote of at least 75% of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal 3 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes, means a shareholder with the ability to direct the activities of the company, other than by virtue of being a director or other office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company or (ii) the right to appoint directors of the company or its chief executive officer. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 1 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposal as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this Extraordinary Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices by no later than December 3, 2022.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF MS. YAEL MARGOLIN AND MR. ADI RAVIV AS EXTERNAL DIRECTORS AND THEIR COMENSATION

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are generally required to appoint at least two external directors.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•        his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

•        the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•        his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chair of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

•        an employment relationship;

•        a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•        control; and

•        service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Ms. Yael Margolin and Mr. Adi Raviv currently serve and hold office as external directors for a term of three years until March 24, 2023. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. If their re-election is ratified and their compensation is approved at the Meeting, Mr. Raviv will continue to serve as the Chairperson of our audit committee and as a member of our compensation committee, and Ms. Margolin will continue to serve as the Chairperson of our compensation committee and as a member of our audit committee.

The Company believes that Ms. Yael Margolin’s and Mr. Adi Raviv’s extensive experience qualify them to serve on the Board.

The Company has received a statement from each of Ms. Yael Margolin and Mr. Adi Raviv in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that Mr. Adi Raviv possesses requisite financial and accounting expertise and Ms. Yael Margolin possesses requisite professional qualifications, as required under the Companies Law. The Board has also determined that each of Ms. Yael Margolin and Mr. Adi Raviv satisfies the independent director requirements under the Nasdaq Listing Rules and that Mr. Adi Raviv is also a “financial expert” under the rules of the Securities and Exchange Commission and Nasdaq. The Board has furthermore determined that each of Ms. Yael Margolin and Mr. Adi Raviv qualify as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation. Ms. Yael Margolin and Mr. Adi Raviv have each attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

Ms. Margolin and Mr. Raviv will each continue to receive their current cash compensation as described in Proposal 4 below, which is the same cash compensation pay to all our directors who qualify as independent under the rules of Nasdaq, and reasonable reimbursement of expenses incurred in connection with his/her service as an external director plus, if approved by the shareholders, the compensation for his/her service as a chairperson of a committee of the Board proposed in Proposal 4 below.

In accordance with the “relative compensation” track for external directors under with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies with Securities Listed for Trade on Stock Exchange Outside of Israel), 5760-2000, any changes to the compensation of the Company’s non-executive directors approved by shareholders under Israeli law will also apply to our external directors.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Ms. Yael Margolin	69	External Director
Mr. Adi Raviv	66	External Director

The background information for each of Ms. Yael Margolin and Mr. Adi Raviv, whose re-election as an external director will be subject to ratification at the Meeting, appears below:

Adi Raviv Mr. Raviv is a senior financial executive with a career spanning over 35 years. Mr. Raviv founded HTI Associates LLC in 1996 and since then has served as its managing member. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros for over a dozen years. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Yael Margolin Dr. Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a Bachelor of Science in biology and a Master of Science Cum Laude from the department of microbiology, both from Tel Aviv University, Israel, a Ph.D. from the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

”RESOLVED, to approve the re-election of Mr. Adi Raviv as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law” and

“FURTHER RESOLVED, to approve the re-election of Dr. Yael Margolin as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law.”

Required Vote

The vote required for the approval of Proposal 1 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•        approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted at the Meeting, excluding abstentions; or

•        the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board unanimously recommends that you vote “FOR” the re-election of each of the two external directors.

PROPOSAL NO. 2

TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION TO REVISE THE QUORUM REQUIREMENTS FOR GENERAL MEETING OF SHAREHOLDERS

The Company has been subject to the requirements of Nasdaq as a “foreign private issuer” as defined under the rules and regulations of the U.S. Securities and Exchange Commission since the Company’s initial public offering. In accordance with the listing rules of Nasdaq, as a foreign private issuer, we have followed the home country practice in Israel rather than various corporate governance requirements of Nasdaq, with respect to, among other things, the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for a meeting of shareholders consists of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold, in the aggregate, at least 10% of the voting power of our shares (and in an adjourned meeting, any number of shareholders) instead of the quorum of 331/3% of the issued share capital required under Nasdaq corporate governance rules.

The Company has determined that, as of June 30, 2022, it no longer qualified as a “foreign private issuer”. As a result, beginning January 1, 2023, and for so long as the Company does not qualify as a foreign private issuer, the Company will no longer be able to follow home country practice instead of various Nasdaq corporate governance requirements, and will be obligated to comply with the requirements of Nasdaq applicable to U.S. domestic issuers, including the requirement that its articles of association provide for a quorum of, at least, 331/3% of its outstanding ordinary shares at any shareholder meeting .

As a result, in order for the Company’s articles of association to be compliant with the Nasdaq Capital Market corporate governance rules, our Board of Directors recommends that we amend each of Article 57 and Article 59 of our Articles of Association to read as follows:

“57.       A deliberation at the General Meeting shall not be started unless a legal quorum is present upon opening the meeting. A legal quorum will be created with the attendance, themselves or by proxy, of shareholder/s holding, alone or accumulatively, of at least 10% of the Company’s voting rights (or, for so long as the Company does not qualify as a foreign private issuer under the rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for only so long as required by the Nasdaq Stock Market, 331/3% of the Company’s outstanding ordinary shares) within half an hour from the time set for opening the meeting, unless otherwise stipulated in the Articles of Association.”

“59.       A deferred meeting will be held with any number of participants (unless the Company does not qualify as a foreign private issuer under the rules of the Exchange Act).”

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to revise the quorum requirement at the General Meeting.”

The affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

The Board unanimously recommends that you vote “FOR” the amendment to the quorum requirement in the Articles of Association of the Company.

PROPOSAL NO. 3

AMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company’s registered share capital currently consists of 1,800,000,000 Ordinary Shares, no par value (the equivalent of 45 million ADSs). As of November 9, 2022, the Company had approximately 1,045,769,216 Ordinary Shares (the equivalent of approximately 26,144,230 ADSs) available for future issuance after taking into account the shares available for issuance under outstanding option grants.

On November 10, 2022, the Company announced that it plans to effect a ratio change of the ADSs to its Ordinary Shares from the current one (1) ADS representing forty (40) Ordinary Shares to a new ratio of one (1) ADS representing four hundred (400) Ordinary Shares. The ratio change will have the same effect as a reverse split of the existing ADSs of one (1) new ADS for every ten (10) old ADSs. The anticipated effective date for the ratio change is November 25, 2022 Following effectiveness of such ratio change, the Company’s registered share capital will remain 1,800,000,000 Ordinary Shares, but they will represent 4.5 million ADSs.

The Board of Directors recommends that the shareholders approve an amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 18,200,000,000 Ordinary Shares (the equivalent of 45.5 million ADSs following effectiveness of the ratio change described above) such that the total registered share capital of the Company would consist of 20,000,000,000 Ordinary Shares, no par value (the equivalent of 50 million ADSs following effectiveness of the ratio change described above).

The Board of Directors believes that the proposed increase in the Company’s registered share capital is necessary to ensure that the Company will have sufficient registered share capital available to pursue opportunities that may arise in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company’s business, to execute potential acquisitions, to grant in connection with potential strategic relationships, or to make future grants under the Company’s 2018 Israeli Share Option Plan.

If approved, the first sentence of Section 11 of the Articles shall be revised to read as follows: “The Company’s registered share capital is 20,000,000,000 Ordinary Shares, no par value (the “Shares” or the “Ordinary Shares”).”

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company to 20,000,000,000 Ordinary Shares, no par value.”

The affirmative vote of at least a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

The Board unanimously recommends that you vote “FOR” the increase of the registered share capital of the Company.

PROPOSAL NO. 4

TO APPROVE COMPENSATION TO DIRECTORS SERVING AS CHAIRPERSONS OF
COMMITTEES OF THE BOARD OF DIRECTORS

In accordance with previous approvals of the Company shareholders, we currently pay the same cash compensation to all our external directors and to directors who qualify as independent under the rules of the Nasdaq, other than our Chairman of the Board, Mr. Mark Germain. Each independent director, including external directors and other than Mr. Germain, receives an annual cash retainer of $30,000 and a per-meeting fee of $1,000 for Board and committee meetings and $500 for each written Board or committee written consent, in addition to reasonable reimbursement of expenses incurred by our directors in connection with their service as directors and preparation therefor.

The Compensation Committee and the Board have approved, and are recommending that the shareholders approve, an additional annual payment of $5,000 to those of our independent directors, including external directors, who serve as a chairperson of any committee(s) of our Board of Directors. The payment to an independent director would be for each such chairperson role held by such independent director. Currently, the Board has the following four standing committees — audit, compensation, strategy and finance — plus a nominations and governance committee as of January 1, 2023.

The Compensation Committee and Board believe that the proposed additional annual payment to directors that serve as chairpersons of Board committees reflects a fair and reasonable compensation for the extra time and attention invested by directors in fulfilling their duties as chairpersons of Board committees, and that such additional annual compensation of the chairpersons of the Board committees is necessary to attract and retain qualified directors to serve in such role.

The proposed compensation is in accordance with our Compensation Policy and in accordance with the regulations promulgated under the Companies Law.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve compensation to directors for their service as chairpersons of committees of the board of directors.”

The vote required for the ratification of Proposal 4 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

The Board unanimously recommends that you vote “FOR” the compensation to directors serving as chairpersons of committees of the Board.

Appendix A — Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	________________________	Signature:	______________________
Date:	________________________